FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港[redacted]丹利街十六號騏利大廈九樓
[redacted]: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

08006203

19 November 2008

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SEC Mail Processing
Section
DEC 01 2008
Washington, DC
111

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 19 November 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

PROCESSED
DEC 12 2008
THOMSON REUTERS

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

Dw 12/9

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 291)

FINANCIAL AND OPERATIONAL REVIEW THIRD QUARTER 2008

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency. The Company currently intends to continue to publish the quarterly financial and operational review in the future.

The financial and operational review for the third quarter 2008 was not audited and was prepared in accordance with accounting principles generally accepted in Hong Kong.

The directors of the Company are pleased to present the following unaudited financial and operational information for the third quarter and the nine months ended 30 September 2008.

FINANCIAL HIGHLIGHTS

	Three months ended 30 September		Nine months ended 30 September	
	2008	2007	**2008**	2007
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$ million	*HK$ million*	***HK$ million***	*HK$ million*
Turnover				
– continuing operations	**18,335**	14,234	**50,141**	38,777
– discontinued operation[1]	**-**	-	**-**	10,610
	18,335	14,234	**50,141**	49,387
Profit attributable to shareholders of the Company				
– continuing operations	**671**	765	**2,159**	1,926
– discontinued operation[1]	**-**	-	**-**	2,576
	671	765	**2,159**	4,502
Basic earnings per share[2]				
– continuing operations			**HK$0.90**	HK$0.81
– discontinued operation[1]			**-**	HK$1.09
			HK$0.90	HK$1.90

	At 30 September 2008	At 31 December 2007
	(Unaudited)	(Audited)
	HK$ million	*HK$ million*
Equity attributable to shareholders of the Company	**25,113**	22,871
Minority interests	**9,513**	7,293
Total equity	**34,626**	30,164
Consolidated net borrowings	**3,616**	4,004
Gearing ratio[3]	**10.4%**	13.3%
Net assets per share (book value):	**HK$10.51**	HK$9.59

Notes:

1. The Company completed the disposal of its petroleum and related products distribution operation at the end of June 2007. This operation is presented as discontinued operation according to the Hong Kong Financial Reporting Standard 5.
2. Diluted earnings per share for the nine months ended 30 September 2008 and 2007 are HK$0.90 and HK$1.88 respectively. The 2007 amount includes diluted earnings per share for the discontinued operation of HK$1.08.
3. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

ANALYSIS OF TURNOVER AND PROFIT

	Three months ended 30 September			Nine months ended 30 September		
	2008 (Unaudited) *HK$ million*	2007 (Unaudited) *HK$ million*	Increased/ (Decreased) %	**2008 (Unaudited) *HK$ million***	2007 (Unaudited) *HK$ million*	Increased/ (Decreased) %
Turnover by segment						
Core Businesses						
- Retail	**8,876**	6,493	**36.7%**	**26,206**	18,930	**38.4%**
- Beverage	**6,230**	4,595	**35.6%**	**14,404**	10,878	**32.4%**
- Food Processing and Distribution	**1,981**	1,919	**3.2%**	**5,802**	5,360	**8.2%**
- Textile	**1,226**	1,208	**1.5%**	**3,687**	3,526	**4.6%**
- Investment Property	**120**	94	**27.7%**	**325**	277	**17.3%**
Subtotal	**18,433**	14,309	**28.8%**	**50,424**	38,971	**29.4%**
Other Businesses						
- Investments and Others	**–**	–	**–**	**–**	–	**–**
	18,433	14,309	**28.8%**	**50,424**	38,971	**29.4%**
Elimination of inter-segment transactions	**(98)**	(75)	**30.7%**	**(283)**	(194)	**45.9%**
Total from continuing operations	**18,335**	14,234	**28.8%**	**50,141**	38,777	**29.3%**
Discontinued operation						
- Petroleum and Related Products Distribution	**–**	–	**–**	**–**	10,610	**(100.0%)**
Total	**18,335**	14,234	**28.8%**	**50,141**	49,387	**1.5%**

ANALYSIS OF TURNOVER AND PROFIT (CONTINUED)

	Three months ended 30 September			Nine months ended 30 September		
	2008	2007	Increased/	**2008**	2007	Increased/
	(Unaudited)	(Unaudited)	(Decreased)	**(Unaudited)**	(Unaudited)	(Decreased)
	HK$ million	*HK$ million*	%	***HK$ million***	*HK$ million*	%
Profit attributable to shareholders ("PAS") by segment						
Core Businesses						
- Retail	**124**	127	**(2.4%)**	**506**	400	**26.5%**
- Beverage	**301**	248	**21.4%**	**447**	366	**22.1%**
- Food Processing and Distribution	**25**	157	**(84.1%)**	**265**	381	**(30.4%)**
- Textile	**24**	42	**(42.9%)**	**90**	111	**(18.9%)**
- Investment Property	**134**	99	**35.4%**	**700**	485	**44.3%**
Subtotal	**608**	673	**(9.7%)**	**2,008**	1,743	**15.2%**
Other Businesses						
- Investments and Others	**115**	127	**(9.4%)**	**305**	325	**(6.2%)**
	723	800	**(9.6%)**	**2,313**	2,068	**11.8%**
Net corporate interest and expenses	**(52)**	(35)	**48.6%**	**(154)**	(142)	**8.5%**
Total from continuing operations	**671**	765	**(12.3%)**	**2,159**	1,926	**12.1%**
Discontinued operation - Petroleum and Related Products Distribution	**–**	–	**–**	**–**	2,576	**(100.0%)**
Total	**671**	765	**(12.3%)**	**2,159**	4,502	**(52.0%)**

ANALYSIS OF TURNOVER AND PROFIT (CONTINUED)

	Three months ended 30 September			Nine months ended 30 September		
	2008	2007	Increased/	**2008**	2007	Increased/
	(Unaudited)	(Unaudited)	(Decreased)	**(Unaudited)**	(Unaudited)	(Decreased)
	HK$ million	*HK$ million*	%	***HK$ million***	*HK$ million*	%
PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments by segment						
Core Businesses						
- Retail[a]	**125**	121	**3.3%**	**503**	384	**31.0%**
- Beverage	**301**	248	**21.4%**	**447**	366	**22.1%**
- Food Processing and Distribution[b]	**25**	143	**(82.5%)**	**181**	367	**(50.7%)**
- Textile[c]	**24**	31	**(22.6%)**	**87**	97	**(10.3%)**
- Investment Property[d]	**73**	58	**25.9%**	**264**	170	**55.3%**
Subtotal	**548**	601	**(8.8%)**	**1,482**	1,384	**7.1%**
Other Businesses						
- Investments and Others	**115**	127	**(9.4%)**	**305**	325	**(6.2%)**
	663	728	**(8.9%)**	**1,787**	1,709	**4.6%**
Net corporate interest and expenses	**(52)**	(35)	**48.6%**	**(154)**	(142)	**8.5%**
Total from continuing operations	**611**	693	**(11.8%)**	**1,633**	1,567	**4.2%**
Discontinued operation - Petroleum and Related Products Distribution	**–**	–	**–**	**–**	183	**(100.0%)**
Total	**611**	693	**(11.8%)**	**1,633**	1,750	**(6.7%)**

Notes:

For the nine months ended 30 September 2008,

a. Net valuation surplus of approximately HK$3 million (2007: HK$16 million) arising mainly from industrial building held by Retail division has been excluded from its results.

b. Net gain on disposal of associated companies amounting to approximately HK$84 million (2007: HK$14 million) has been excluded from the results of Food Processing and Distribution division.

c. Net valuation surplus amounting to approximately HK$3 million (2007: HK$5 million) arising mainly from industrial building held by Textiles division has been excluded from its results. 2007 results also excluded a gain on disposal of an associate amounting to approximately HK$9 million.

d. Net valuation surplus of approximately HK$436 million (2007: HK$315 million) has been excluded from the results of the Investment Property division.

PRINCIPAL ACCOUNTING POLICIES

The accounting policies used in the preparation of the management accounts are consistent with those used in the annual financial statements for the year ended 31 December 2007.

In the current period, the Group has applied the new interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the Group's financial year beginning on 1 January 2008. The adoption of these new interpretations has had no material effect on the results or financial positions of the Group for the current and prior accounting periods. Accordingly, no prior period adjustments are required.

The Group has not early applied the new or revised standards and interpretations that have been issued by the HKICPA but are not yet effective. The directors of the Company anticipate that the application of these standards and interpretations will have no material impact on the results and financial positions of the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

The Group completed the disposal of its entire equity interest in the non-core petroleum and related products distribution business at the end of June 2007. There was no contribution from this discontinued operation during the period under review thus the analysis below represents only the continuing operations of the Group.

The Group's unaudited consolidated turnover contributed by the continuing operations for the third quarter and the first nine months of 2008 amounted to HK$18,335 million and HK$50,141 million respectively, representing increases of 28.8% and 29.3% over the same periods of 2007. The Group's unaudited profit attributable to the Company's shareholders contributed by the continuing operations for the third quarter and the first nine months of 2008 amounted to HK$671 million and HK$2,159 million respectively, representing a corresponding decrease of 12.3% and increase of 12.1% over the same periods of last year. Excluding the after-tax effect of revaluation of investment properties and major disposals, the Group's underlying unaudited consolidated profit attributable to the Company's shareholders contributed by the continuing operations would have decreased by 11.8% for the third quarter of 2008 and increased by 4.2% for the first nine months of 2008.

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

The retail division achieved a satisfactory growth in operating result for the first nine months of 2008, mainly contributed by the improvement in operational efficiency and encouraging organic

growth. The relatively fast economic growth of the Chinese Mainland has led to rising domestic consumption demand. Turnover for the third quarter and the first nine months of the year amounted to HK$8,876 million and HK$26,206 million respectively, representing increases of 36.7% and 38.4% over the same periods in 2007. Attributable profit for the third quarter and the first nine months of the year amounted to HK$124 million and HK$506 million respectively, representing a corresponding decrease of 2.4% and increase of 26.5% as compared to those of 2007.

During the first nine months under review, the Chinese Mainland continued to record satisfactory economic growth with its GDP registering a year-on-year 9.9% growth. Rising domestic consumption due to rapid income growth has brought in a year-on-year 22.0% growth in total retail sales of consumer goods. In addition, the consumer price index increased by 7.0%, with substantial increase in the food category. The Group's consumer businesses have thus benefited as a whole.

However, the Chinese Mainland's GDP growth slowed down to 9.0% in the third quarter of 2008 from 10.1% in the second quarter. In view of the widespread impact of the worldwide financial turmoil and the inevitable decline of the mainland export, the economy is expected to slow down further in the last quarter of the year and 2009. The central government has just unveiled a massive 4 trillion-yuan stimulus package to boost domestic demand and bolster economic growth. This will counter the sharp economic slowdown amid the global financial crisis.

With regard to Hong Kong, local consumption expenditure showed steady growth in the first half year of 2008, however, consumers turn cautious in the quarter under review, with reduced inflation pressure recently. With the impact of the credit crunch and weakening global demand, the economic condition and consumer confidence are expected to worsen in the short term.

Supermarket and Logistics

Turnover of the supermarket and logistics operation for the third quarter and the first nine months of 2008 were HK$8,004 million and HK$23,644 million respectively, representing increases of 38.4% and 39.4% over those of 2007. Attributable profit for the third quarter and the first nine months of 2008 amounted to HK$64 million and HK$324 million respectively, representing a corresponding decrease of 12.3% and increase of 18.2% over the same periods in 2007.

As at the end of September 2008, the Group operated a total of over 2,500 stores in the Chinese Mainland and Hong Kong, of which approximately 54.4% were self-operated and the rest were franchised stores. Major store formats are hypermarket, superstore, supermarket and convenience store. In terms of geographical contribution, Eastern China, Southern China, Hong Kong and Northern China respectively accounted for 61.5%, 26.1%, 7.8% and 4.6% of the operation's turnover for the first nine months of 2008.

The increase in turnover for the first nine months under review was due to remarkable same store growth and new store openings. Stock turnover has improved via enhancement of product mix, category and assortment management to cater for customer preferences as well as store and

supply chain management, which in turn led to a notable increase in turnover. Overall same store growth for the first nine months under review was 13.9%; in particular a 14.5% increase was achieved for the Chinese Mainland.

Adopting a multi-format approach to target different market sectors, the Group has built up wide store network to achieve economies of scale in operation. Coupled with better price negotiation with suppliers and stringent cost controls, higher profitability was recorded. The consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first nine months of 2008 amounted to HK$1,094 million, representing a 37.3% growth over the same period of 2007. The EBITDA of the Chinese Mainland and Hong Kong operations were HK$892 million and HK$202 million respectively.

In Southern China, enhancement measures on shopping environment, supply chain management and merchandise mix have delivered positive results. Same store shoppers' flow and average customer spending were therefore improved. Same store growth of hypermarkets and superstores reached 16.6% and 25.0% respectively. In order to improve the profitability of those non-performing supermarkets in Southern China and the hypermarkets in Eastern China that face head-on competition, the Group will formulate measures to modify shop layout and enrich merchandise mix, category and assortment to cater for local consumption preference and spending level.

In Northern China, the Group recorded a satisfactory growth in profitability in the period under review. While some competitors are slowing down expansion in the districts, the Group instead is building up store network with emphasis on 24-hour operation. Together with efforts made to enhance fresh produce operation, profitability improved amidst the competitive business environment.

Continuous surge in mainland food prices weakened the purchasing power of local customers. Economic downturn during the third quarter of the year further lowered local consumption demand. Sales growth in the peak period during Mid-Autumn Festival and the National Day was therefore lower than expected; and overall sales growth for the quarter under review slowed down as compared to that of the first half of the year.

Facing with the economic challenges, the Group will concentrate efforts on improving operational efficiency, strengthening business alliance with suppliers and increasing market share in target regions. The Group will emphasize the quality of new stores in target districts and capture investment opportunities in the foreseeable future.

Brand-fashion Distribution

The brand-fashion distribution segment reported turnover for the third quarter and the first nine months of 2008 of HK$675 million and HK$1,935 million respectively, representing increases of 31.1% and 39.1% over those of 2007. Attributable profit for the third quarter and the first nine months of 2008 amounted to HK$53 million and HK$135 million respectively, representing increases of 43.2% and 58.8% over the corresponding periods in 2007.

For the nine-month period under review, the "Esprit" brand reported strong growth in turnover and attributable profit through enhanced sales network and effective marketing and promotion strategy. As at the end of September 2008, the "Esprit" and "Red Earth" brand distribution network expanded to over 1,040 self-operated and franchised stores in the Chinese Mainland. A same store growth of 14.7% was recorded for the first nine months of 2008. However, both wholesale and retail business showed a decline in sales growth in the quarter under review as a result of the economic slowdown. With the strong turnover growth recorded in the first half of the year, the division maintained a satisfactory growth in profitability for the first nine months of 2008. In addition, no further loss was incurred on the terminated brands and that also helped improve the overall profitability of the segment.

Other Retail Stores

The other retail stores segment reported turnover for the third quarter and the first nine months of 2008 of HK$197 million and HK$627 million respectively, representing increases of 1.5% and 9.6% over the same periods of 2007. Attributable profit for the third quarter and the first nine months of 2008 amounted to HK$7 million and HK$47 million respectively, representing a corresponding decrease of 58.8% and increase of 14.6% over the same periods of 2007. As at the end of September 2008, the Group's chain of retail stores mainly consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 46 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

The retail market in Hong Kong maintained moderate growth during the first nine months of 2008. However, operating environment remained challenging as economic slowdown in the coming months was generally anticipated.

With rising brand recognition of the Chinese Arts & Crafts 中藝 brand for high quality and premium products, increased sales of high quality jade, jewelry as well as arts and craft products continued to support the growth in turnover and profitability of the Chinese Arts & Crafts 中藝 operation. "djs", our newly opened specialty jewelry stores to target the younger generation market, required efforts to build up its brand popularity. Despite the satisfactory same store growth of 19.7% recorded for the first half of 2008, sales growth slowed down in the quarter under review as a result of the global financial crisis. Nevertheless, the operation recorded an increase in operating profit of 55.1% for the first nine months of 2008.

Rising health awareness amongst the local community has increased the market demand for traditional Chinese medicine and health food. Increased sales of certain premium products helped maintain a same store growth of 9.0% for the CR Care 華潤堂 operation during the first nine months of 2008. However, lower gross margin, particularly for Cordyceps, recorded under keen market competition during the quarter under review and pressure from escalating store rentals and labor costs have led to a decrease in profitability for the first nine months of the year.

Beverage

The beverage division reported turnover of HK$6,230 million and HK$14,404 million for the third quarter and the first nine months of 2008 respectively, representing increases of 35.6% and

32.4% respectively over those of 2007. Attributable profit was HK$301 million and HK$447 million for the third quarter and the first nine months of 2008 respectively, representing increases of 21.4% and 22.1% respectively over the same periods of 2007.

Beer

The beer operation reported turnover of HK$5,780 million and HK$13,370 million for the third quarter and the first nine months of 2008 respectively, representing increases of 35.0% and 32.0% over the same periods in 2007. Attributable profit for the third quarter and the first nine months of 2008 was HK$256 million and HK$361 million respectively, representing increases of 19.1% and 13.2% over the corresponding periods in 2007.

The sales volume of beer for the third quarter and the nine months in 2008 rose by 5.7% and 5.1% respectively to approximately 2,623,000 kiloliters and 6,113,000 kiloliters. However, organic sales volume for the first nine months under review slightly declined 1.7% year-on-year, mainly affected by the earthquake in Sichuan, adverse weather as well as lower than expected consumption growth in the industry. The decline narrowed to 1% in the quarter under review. Nevertheless, the operation recorded a better-than-market turnover growth in certain key regions. The sales volume of our national brand "SNOW" grew by 20.3% for the first nine months of 2008 to 5,100,000 kiloliters, which amounted to 83.4% of the total sales volume.

For the first nine months under review, the Group enriched its product mix to cater for the lifting of consumer taste. In addition to effective stock measures to keep raw material cost under control, the increase in our beer price early this year had compensated for the increasing costs of malt and hops as well as financing cost; lifting the overall gross profit margin. While certain breweries suffered stock loss and asset damages of various degrees in the Sichuan earthquake which required provision for impairment loss, some new breweries in Inner Mongolia, Liaoning and Hunan achieved satisfactory results shortly after the Group's acquisition and helped improve the overall profitability. In addition, as part of the national branding campaign, "SNOW" has rolled out a new packaging, highlighting the Chinese culture of the brand.

As at the end of September 2008, the Group operated approximately 60 breweries in the Chinese Mainland with an annual production capacity of approximately 11 million kiloliters, including production capacity of an aggregate of 0.8 million kiloliters from the greenfield breweries in Beijing and Nanjing, both of which commenced production during the first nine months under review.

As one of the largest brewers in the Chinese Mainland, the Group will cautiously extend its geographical coverage, increase production capacity through acquisition, greenfield investment and capacity upgrade and enhance operational efficiency so as to capitalize on the growing market demand for beer.

Purified Water

The purified water operation, with "C'estbon 怡寶" as its sole brand, reported turnover for the third quarter and the first nine months of 2008 of HK$450 million and HK$1,034 million

respectively, representing increases of 43.8% and 37.9% over those of 2007. Attributable profit for the third quarter and the first nine months of 2008 amounted to HK$45 million and HK$86 million respectively, representing increases of 36.4% and 83.0% over the same periods of 2007. The sales volume of purified water for the third quarter and the first nine months of 2008 rose 24.8% and 22.8% respectively to approximately 439,000 kiloliters and 1,048,000 kiloliters.

To capture the growth of the packaged water market in the Chinese Mainland, the Group's production volume was enlarged through commencement of a new factory in Jiangmen during the first half of the year. Coupled with the expansion of sales network and successful launch of promotional campaign to raise brand awareness, the operation reported encouraging growth in both turnover and attributable profit for the third quarter and the first nine months of 2008. The increase in the Group's equity interest in the purified water operation from 51% to 100% in May 2007 also partially explained the increase in attributable profit for the first nine months under review.

Looking forward, to strengthen its competitive advantage, the Group will be prudently expanding into new markets, undertaking merger and acquisition and upgrading its production capacity to maintain its growth in market share.

Food Processing and Distribution

The food processing and distribution division reported turnover for the third quarter and the first nine months of 2008 of HK$1,981 million and HK$5,802 million respectively, representing increases of 3.2% and 8.2% over those of 2007. Attributable profit for the third quarter and the first nine months of 2008 amounted to HK$25 million and HK$265 million respectively, representing corresponding decreases of 84.1% and 30.4% from the same periods of 2007. Excluding the disposal gains on non-core investments, attributable profit of the division would have decreased by 82.5% for the third quarter and 50.7% for the first nine months of 2008, mainly affected by the performance of the livestock distribution business.

Pig import prices declined in the quarter under review following the upsurge during the first half year due to temporary disruption in supply of mainland livestock during the snowstorm on the mainland early this year as well as the appreciation of Renminbi. Further, intensified competition in the Hong Kong live pig market, particularly in the quarter under review, reduced both sales quantity and gross margin, thus lowering the profitability of the livestock distribution business. On the other hand, with rising recognition of "Ng Fung" brand, turnover of frozen food, aquatic products and other assorted foodstuff distribution recorded satisfactory growth for the nine-month period under review.

The meat processing and branded food distribution business reported satisfactory growth in profit contribution for the nine-month period under review. The division accelerated its investments in mainland meat processing and branded food distribution business targeting the major cities. In July 2008, the Group entered into an agreement with 河南糧油食品進出口集團有限責任公司 (Henan Cereals, Oils & Foodstuffs Imp. & Exp. Group Corporation, Ltd.) to set up a new joint venture company in Henan Province. Together with other existing operations in Shenzhen, Shanghai, Hangzhou and Sichuan, the joint venture will favorably strengthen the

division's livestock supply to Hong Kong, while at the same time taking us one step further to becoming a leading vertically integrated meat supplier in the Chinese Mainland.

The marine fishing and aquatic products processing operation reported notable growth in turnover for the first nine months of 2008, which was mainly contributed by the increase in sales volume and selling price. However, overall gross margin of the operation was adversely affected by the high fuel prices. The recent rapid decline in fuel prices and the implementation of cost saving measures will partially relieve the cost pressure of the operation.

Textile

Turnover of the textile division for the third quarter of 2008 of HK$1,226 million was comparable to that of 2007; while turnover for the first nine months of 2008 amounted to HK$3,687 million, representing an increase of 4.6% over that of 2007. Attributable profit for the third quarter and the first nine months of 2008 amounted to HK$24 million and HK$90 million respectively. Excluding the after-tax effect of revaluation of investment properties and a disposal gain of an associated company in the third quarter of last year, attributable profit of the division decreased by 22.6% for the third quarter and 10.3% for the first nine months of 2008 over the same periods of 2007.

Amidst the difficult operating environment in the mainland textile market during the first nine months of the year, export sales of the division's nylon and high-end yarn products maintained moderate growth and contributed to the year-on-year turnover increase of the division. Rising production and borrowing cost however imposed severe cost pressure on the profitability of the division during the period under review. Nevertheless, increased contribution from the garment manufacturing business partly helped trim down the decline in profit of the textile division.

Moving forward, high production costs and global economic slowdown will continue to impact the textile industry in the Chinese Mainland. The successive increases in VAT rebate on export of textile products to 14% effective from November 2008 will gradually relieve cost pressure of the division to a certain extent. The Group will continue to carry out technological upgrade to improve product quality and enhance competitive advantage.

Investment Property

The investment property division, which mainly comprises retail property rental segment, reported turnover for the third quarter and the first nine months of 2008 of HK$120 million and HK$325 million respectively, representing increases of 27.7% and 17.3% over the same periods in 2007. Attributable profit for the third quarter and the first nine months in 2008 amounted to HK$134 million and HK$700 million respectively. Excluding the after-tax revaluation surplus of approximately HK$436 million (First nine months of 2007: approximately HK$315 million) and the decrease in deferred tax liabilities of approximately HK$52 million resulted from the reduction in the Hong Kong profits tax rate, attributable profit of the division for the first nine months of 2008 would have increased by 24.7%.

The satisfactory growth in rental income for the division was mainly attributable to the rental

increase from its retail portfolio. The division's retail properties remained nearly fully let overall for the first nine months of 2008.

Looking forward, retail market will inevitably be affected by the reversed market sentiment following the outbreak of the recent financial tsunami. Nevertheless, successful introduction of an international fashion brand retailer into the Group's Silvercord property commencing from 2009 will provide growth impetus to the Group's retail property segment in the near future.

Through enhancement measures adopted in managing the shopping mall operation, the Group's investment properties in the Chinese Mainland recorded satisfactory occupancy rates.

Investments and Others

Attributable profit for the third quarter and the first nine months of 2008 amounted to HK$115 million (Third quarter of 2007: HK$127 million) and HK$305 million (First nine months of 2007: HK$325 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the first nine months under review.

FINANCIAL REVIEW

Capital and Funding

As at 30 September 2008, the Group's consolidated cash and bank balance amounted to HK$10,615 million. The Group's borrowings as at 30 September 2008 were HK$14,231 million with HK$4,997 million repayable within 1 year, HK$9,226 million repayable after 1 year but within 5 years and HK$8 million repayable after 5 years. Committed borrowing facilities available to the Group but not drawn as at 30 September 2008 amounted to approximately HK$1,593 million. On 1 April 2008, a subsidiary of our beer operation entered into a 5-year term syndicated loan facility of HK$1,800 million with 10 banks at 0.57% p.a. over HIBOR.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 10.4% as at 30 September 2008 (31 December 2007: 13.3%).

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 30 September 2008, 21.8% of the Group's cash deposit balances was held in Hong Kong dollars, 69.7% in Renminbi and 7.6% in US dollars; whereas 56.5% of the Group's borrowings was denominated in Hong Kong dollars and 31.4% in Renminbi with 8.0% in US dollars. To mitigate the interest rate exposure, the Group entered into certain interest rate swaps to hedge against part of its borrowings.

Pledge of Assets

As at 30 September 2008, assets with a carrying value of HK$223 million (31 December 2007: HK$248 million) were pledged for total borrowings of HK$311 million (31 December 2007: HK$272 million).

Contingent Liabilities

The Group did not have any material contingent liabilities as at 30 September 2008.

CAUTION STATEMENT

The Board wishes to remind investors that the above financial data are based on the Company's internal records and management accounts. The above financial data for the third quarter and the nine months ended 30 September 2008 have not been reviewed or audited by the auditors. Shareholders of the Company and potential investors should exercise caution when dealing in shares of the Company.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 19 November 2008

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

☞ 9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

19 November 2008

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 19 November 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

END